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CB Richard Ellis Services, Inc.
200 North Sepulveda Blvd.
El Segundo, CA 90245

July 25, 2001

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  CB Richard Ellis Services, Inc.
     Form 8-A12G
     File Number: 000-18525


Ladies and Gentlemen:

The purpose of this letter is to request the withdrawal of Form 8-A12G which was filed on July 5, 2001.

The reason for this withdrawal request is that it has come to our attention that our filing agent inadvertently filed this form under CB Richard Ellis Services, Inc. (CIK #0000852203) when it should have been filed under CBRE Holdings, Inc. (CIK #0001138118).

If you have any questions or concerns regarding this application, please contact me at (415) 733-5502.

Very Truly Yours,

CB Richard Ellis Services, Inc.

By: /s/ Walter Stafford
    ---------------------------------------------------------------
    Walter Stafford, Senior Executive Vice President, Secretary and
     General Counsel